UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16014316

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley 804.649.3965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

800 Green Valley Road, Suite 500	Greensboro	NC	27408
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOROTHY M. MITCHELL
NOTARY
PUBLIC
GASTON COUNTY, NC

Signature

Chief Financial Officer
Title

Dorothy M. Mitchell
Notary Public
My commission expires: 8.15.20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.

(A wholly owned subsidiary of Branch Banking and Trust Company)

Statement of Financial Condition

December 31, 2015

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Index
December 31, 2015


pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
BB&T Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Branch Banking and Trust Company, at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665 2700, F: (336) 665 2699, www.pwc.com/us

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,829,294
Cash segregated under regulation	725,000
Securities owned, at fair value	19,538,983
Commissions and fee receivable	4,049,584
Receivable from affiliated clearing broker	681,981
Receivable from affiliate	467,065
Income tax receivable from Parent	1,726,884
Furniture, equipment and leasehold improvements, net	31,926
Goodwill	2,596,647
Customer intangible, net of accumulated amortization	4,553,000
Deferred tax asset, net	313,935
Prepaid assets	870,128
Other assets	83,173
Total assets	$ 37,467,600
Liabilities and Shareholder's Equity	
Deferred revenue from affiliate	$ 507,753
Deferred revenue	323,554
Compensation payable	2,896,442
Payable to Parent	588,299
Accounts payable and other accrued liabilities	876,104
Total liabilities	5,192,152
Commitments and contingencies (Note 10)	
Shareholder's equity	
Common stock and additional paid in capital:no par;10,000 shares authorized; 10,000 shares issued and outstanding	14,213,290
Retained earnings	18,062,158
Total shareholder's equity	32,275,448
Total liabilities and shareholder's equity	$ 37,467,600

The accompanying notes are an integral part of these financial statements.



1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking and Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears client transactions with an affiliated clearing broker on a fully disclosed basis. The Company provides discount brokerage services, equities, mutual funds, government, corporate and municipal bonds, managed money, and fixed and variable rate insurance annuity products to clients. The Company is also registered as an investment adviser with the Securities and Exchange Commission.

Susquehanna Bancshares, Inc. Acquisition by the Corporation

On August 1, 2015, the Corporation acquired all of the outstanding stock of Susquehanna Bancshares Inc. ("SBI"), a Financial Holding Company ("FHC") organized in 1982 under the laws of the Commonwealth of Pennsylvania. SBI conducted its business operations primarily through its commercial bank subsidiary, Susquehanna Bank, which was merged into the Parent. SBI also operated other subsidiaries in the mid-Atlantic region to provide a wide range of retail and commercial banking and financial products and services. In addition to Susquehanna Bank, SBI operated a trust and investment company as a subsidiary of the bank, Susquehanna Trust and Investment Company ("STIC"). STIC owned SWS Investment Services LLC ("SWS"). Susquehanna Bank, STIC and SWS offered brokerage services for clients under two contractual arrangements with an unaffiliated broker-dealer. One of the contractual relationships was between the unaffiliated broker-dealer and SWS while the other was between the unaffiliated broker-dealer and Susquehanna Bank and STIC. SWS was merged into the Company effective August 1, 2015, on which date the Company became the successor to the SWS contract. Both contracts with the unaffiliated broker-dealer were terminated effective November 6, 2015, on which date the client relationships under the Susquehanna Bank and STIC contract were moved by the Parent, as successor to Susquehanna Bank and STIC, to the Company.

The acquisition of SBI constituted a business combination. The merger of SWS into the Company constituted a transaction between entities under common control, where the Company, as the surviving entity, recorded SWS and the customer relationships under the Susquehanna Bank and STIC contract at the Parent's historical cost. This included the fair value of assets received and liabilities assumed by the Company, as follows:

Due from Parent	$ 1,000
Customer Intangibles	4,688,850
Deferred Tax Liability	(1,870,943)
Net identifiable assets acquired	2,818,907
Goodwill	2,596,647
Total contributed by Parent	$5,415,554

The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. These fair value estimates are considered preliminary and are subject to change for up to one year after the closing date of the acquisition as additional information becomes available. Intangible assets recognized are not deductible for income tax purposes.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to intangibles, goodwill, income tax assets, liabilities and expense. Actual results could differ from those estimates.

Securities Transactions

Clients' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured. Refer to Note 9 for additional information.

Deferred Revenue and Deferred Revenue from Affiliate

Under the terms of certain agreements, the Company earns income related to the sale of managed portfolio and other products. The agreements provide for either a redemption provision exercisable by the client related to Deferred Revenue or a service requirement related to Deferred Revenue from Affiliate over defined time periods which generally ranges from two to four years. Upon the receipt of advanced commissions related to these sales, deferred revenue is recorded and subsequently recognized into income over the redemption or service period. If the redemption provision is exercised by the client prior to expiration for sales of managed portfolio products of a third party provider, an amount equal to the unearned revenue is refunded by the Company. Commissions are paid to the Company's sales agents at the inception of these contracts. The Company records a prepaid asset for the amount of the sales commission and subsequently recognizes commission expense over the period from the date of sale through the expiration of the redemption option or service requirement. If the redemption provision is exercised by the client prior to expiration, any unearned commission compensation on the part of the sales agents is deducted from future compensation of such sales agents.

If the redemption provision is exercised by the client prior to expiration for sales of managed portfolio products of an affiliate, an amount equal to the unearned revenue is refunded by the client. Any unearned revenue and deferred compensation would be recognized at this point, as the Company has no remaining service obligation. See Note 7 for details of deferred revenue on sales of an affiliate's managed portfolio product and for changes to the contract.

Cash

Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation. Refer to Note 7 for additional information.

Cash Segregated under Regulation

Cash segregated under regulation is a special account for the exclusive benefit of customers. Refer to Note 7 for additional information.

Securities Owned

Securities owned represent investments in certain money market mutual funds. These securities are reported at fair value determined based on quoted market prices. All purchases and sales are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company's Parent and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value.

The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. Other intangible assets include premiums paid for acquisitions of other identifiable intangible assets that generally relate to client relationships. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued new guidance related to Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the ASC. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. During August 2015, the FASB provided a one-year deferral of the effective date; therefore, the guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently evaluating this guidance to determine the impact on its financial statements.

During September 2015, the FASB issued new guidance related to Business Combinations. The new guidance requires acquirers to recognize adjustments to provisional amounts (that are identified during the measurement period) in the reporting period in which the adjustment amounts are determined. The new guidance also requires such amounts to be disclosed in the financial statements. The Company early adopted this guidance effective December 31, 2015. The adoption of this guidance was not material to the financial statements.

3. Securities Owned

The Company held $19,538,983 in a money market mutual fund at the Company's affiliated clearing broker at December 31, 2015.

4. Commissions and Fee Receivable

The Company executes a substantial amount of its client transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities. Refer to Note 7 for additional information. The Company

evaluates the credit risk of mutual fund and annuity companies and reports receivables net of any allowance for bad debts. As of December 31, 2015, there was no bad debt allowance.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2015:

	Estimated Useful Life	
Furniture	10 Years	$ 449,826
Equipment	2-5 years	4,646
Leasehold Improvements	2-5 years	30,508
		484,980
Less: Accumulated depreciation and amortization		(453,054)
		$ 31,926

6. Goodwill and Customer Intangible

The Company has recorded goodwill and customer intangibles as part of the acquisition of SBI by the Corporation as follows:

Goodwill, December 31, 2014	$ -
Goodwill allocated to the Company as part of the SBI acquisition	2,596,647
Goodwill, December 31,2015	$2,596,647

Customer Intangibles, December 31, 2014	$ -
Customer intangibles acquired as part of the SBI acquisition	4,688,850
Amortization	(135,850)
Customer Intangibles, December 31, 2015	$4,553,000

7. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized

below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash
The Company had $1,829,294 of cash on deposit with the Parent at December 31, 2015 that is non-interest bearing.

Cash Segregated Under Regulation
The Company had $725,000 of cash on deposit with the Parent at December 31, 2015 in a restricted cash account for the exclusive benefit of customers.

Receivable from Affiliated Clearing Broker
The Company entered into an agreement with an affiliated broker-dealer whereby the broker acts as the Company's clearing broker. The affiliated clearing broker executes the Company's client transactions, extends margin credit to the Company's clients secured by the clients' securities, clears transactions and acts as custodian. The Company uses the affiliated clearing broker's systems to support daily operations.

Amounts receivable from the affiliated clearing broker of $681,981 primarily represent amounts due for commissions earned on client transactions, net of clearance and service contract costs of $161,721. These amounts arise through normal business operations and are current in nature.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the affiliated clearing broker related to the Company's clients totaled $6,918,109 at December 31, 2015. Refer to Note 10 for additional information.

Income Tax Receivable from Parent
The Company had $1,726,884 in Income tax receivable from the Parent at December 31, 2015.

Parent Services
The Parent allocates costs to the Company for services provided for certain management, operational, finance, information technology and other support services. The Company had $588,299 of intercompany payables to the Parent and its subsidiaries related to these support services at December 31, 2015, which is presented in Payable to Parent on the Statement of Financial Condition.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2015, are presented below:

Deferred tax assets		
Deferred Compensation	$	685,849
Unearned Income		459,170
Expense Accruals		941,181
Other		2,509
Total deferred tax assets		2,088,709
Deferred tax liabilities		
Intangible Amortization		(1,774,774)
Total deferred tax liabilities		(1,774,774)
Net deferred tax asset	$	313,935

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of the ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2015 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2010 are open for examination.

9. Fair Value of Financial Instruments

Topic 820 established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $19,538,983 at December 31, 2015 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets at December 31, 2015.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets during 2015.

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

10. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage clients of the Company are introduced and cleared through an affiliated clearing broker on a fully disclosed basis. The affiliated clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the affiliated clearing broker, the affiliated clearing broker has the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company has the right to pursue collection or performance from clients who do not perform under their contractual obligation. For the year ended December 31, 2015, there have been no such unsecured losses recognized by the Company. The Company is unable to reasonably forecast future losses that could occur as a result of a client's failure to complete a transaction.

Additionally, clients may carry margin balances with the affiliated clearing broker. Based on the terms of the indemnity agreement between the affiliated clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within maintenance requirements established by the affiliated clearing broker. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

The nature of the Company's business results in a certain amount of litigation. The Company is involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on the information currently available, advice of counsel, available insurance coverage and established reserves, the Company's management believes that liabilities, if any, arising from these proceedings will not have a materially adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial condition, results of operations or cash flows.

The Company's activities may expose them to off-balance sheet credit and market risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the client or issuer of the instrument held as collateral. There were no losses associated with this activity in 2015.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2015, the Company's net capital under the rule was $17,327,524 which was $16,981,381 in excess of the minimum required net capital of $346,143.

12. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through February 25, 2016.